Exhibit (a)(5)(vi)

Media Contacts:	Investor Contact:

Michelle Hellyar	Patrick Donoghue
CCC Information Services Inc.	CCC Information Services Inc.
312-229-2830	312-229-2984

CCC Information Services Group Inc. Announces

Preliminary Results of Self-Tender Offer

CHICAGO, August 31, 2004 – CCC Information Services Group Inc. (Nasdaq: CCCG) announced today the preliminary results of its self-tender offer to purchase up to 11,200,000 shares of its common stock at a price of $18.75 per share. The self-tender offer expired at 5:00 p.m., New York City time, on August 30, 2004.

Approximately 25,352,749 shares of common stock were properly tendered and not withdrawn, of which approximately 1,790,433 shares were tendered pursuant to notices of guaranteed delivery.

Based on preliminary results which indicate that the offer is oversubscribed, a proration factor of approximately 44.4183 percent for shares tendered will be applied; i.e., 44.4183 percent of each stockholder’s tendered shares will be repurchased, except that all shares tendered from holders of less than 100 shares will be purchased by the company. The estimated proration factor is subject to change. The final proration factor is expected to be announced approximately seven business days following the expiration of the offer.

As of August 30, 2004, the company had approximately 26,768,285 shares of its common stock outstanding and 4,422,970 shares reserved for issuance upon exercise of outstanding options and warrants. As a result of the completion of the offer, the company expects to have approximately 15,798,650 shares of its common stock issued and outstanding as of the time immediately following payment for the tendered shares.

The offer to purchase and related documents have been mailed to stockholders of record and are available for distribution to beneficial owners of CCC’s shares. For questions or information, please call Georgeson Shareholder Communications, Inc., the information agent for the self-tender offer, toll free at (800) 255-4719.

This press release is intended for information purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of any class of CCC’s common stock. The solicitation of offers to buy shares of CCC common stock is only made pursuant to the offer to purchase and related materials that CCC has sent to its stockholders. Stockholders should read those materials carefully because they contain important information, including the various terms of, and conditions to, the tender offer. Stockholders can obtain the offer to purchase and related materials for free at the SEC’s website at www.sec.gov or from our information agent, Georgeson Shareholder Communications, Inc., by calling (800) 255-4719.

Once the tender offer is complete, the company will update its financial guidance to reflect the effects of the transaction.

About CCC

CCC Information Services Group Inc. (NASDAQ: CCCG), headquartered in Chicago, is a leading supplier of advanced software, communications systems, Internet and wireless-enabled technology solutions to the automotive claims and collision repair industries. Its technology-based products and services optimize efficiency throughout the entire claims management supply chain and facilitate communication among approximately 21,000 collision repair facilities, 350 insurance companies, and a range of industry participants. For more information about CCC Information Services, visit CCC’s Web site at www.cccis.com.

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